Exhibit 99.1

THE BANK OF NOVA SCOTIA

$7,100,000,000

SENIOR NOTES

TERMS AGREEMENT

$5,000,000 4.00% Callable Fixed Rate Senior Notes due December 21, 2026 CUSIP 064159AJ5

December 16, 2011

SCOTIA CAPITAL (USA) INC.

One Liberty Plaza

165 Broadway, 25th Floor

New York, New York 10006

Ladies and Gentlemen:

The Bank of Nova Scotia, a Canadian chartered bank (the “Bank”), proposes, subject to the terms and conditions stated herein and in the Distribution Agreement, dated July 11, 2011 (the “Distribution Agreement”), between the Bank on the one hand and Scotia Capital (USA) Inc. on the other, to issue and sell to you the securities specified in the Schedule hereto (the “Purchased Securities”). Each of the provisions of the Distribution Agreement not specifically related to the solicitation by you, as agent of the Bank, of offers to purchase Securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Securities from the Bank, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus, the Time of Sale Information or the Shelf Prospectus (as therein defined) in Section 1 of the Distribution Agreement shall be deemed to be a representation or warranty as of the date of the Distribution Agreement in relation to the Prospectus, the Time of Sale Information or the Shelf Prospectus, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus, the Time of Sale Information or the Shelf Prospectus, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Purchased Securities that are the subject of this Terms Agreement. Unless otherwise defined herein, terms defined in the Distribution Agreement are used herein as therein defined.

An amendment and/or supplement to each of the Prospectus and the Shelf Prospectus, each in the form heretofore delivered to you is now proposed to be filed with the Commission pursuant to General Instruction II.K., in the case of the Prospectus, and with the OSC pursuant to Ontario Securities Laws, in the case of the Shelf Prospectus.

CUSIP 064159AJ5

Subject to the terms and conditions set forth herein and in the Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to you, and you agree to purchase from the Bank at the time and place and at the purchase price set forth in the Schedule hereto, the principal amount of Purchased Securities set forth in the Schedule hereto. You further agree that any Purchased Securities offered and sold by you to initial purchasers will be offered and sold at the price to the public, and in accordance with the provisions relating to commissions and fees, if any, set forth in the Schedule hereto, unless you and the Bank otherwise agree.

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CUSIP 064159AJ5

If the foregoing is in accordance with your understanding, please sign and return to us counterparts hereof, and upon acceptance hereof by you this letter and such acceptance hereof, including the provisions of the Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between you and the Bank.

Very truly yours,

THE BANK OF NOVA SCOTIA

By:	/s/ Ian A. Berry
Name: Ian A. Berry
Title: Managing Director & Head Funding & Liquidity Management

Accepted as of the date hereof:

SCOTIA CAPITAL (USA) INC.

By:	/s/ Timothy Andrews
Name: Timothy Andrews
Title: Managing Director

CUSIP 064159AJ5

SCHEDULE I TO TERMS AGREEMENT

Terms Agreement between Scotia Capital (USA) Inc. (“SCUSA”) and The Bank of Nova Scotia (the “Bank”) in Respect of Time of Sale Information for the Offering of $5,000,000 4.00% Callable Fixed Rate Senior Notes due December 21, 2026

TITLE OF PURCHASED SECURITIES:

$5,000,000 4.00% Callable Fixed Rate Senior Notes due December 21, 2026

AGGREGATE PRINCIPAL AMOUNT:

$5,000,000

PRICE TO PUBLIC:

100% of the principal amount of the Purchased Securities, without accrued interest

PURCHASE PRICE BY UNDERWRITERS:

98.75% of the principal amount of the Purchased Securities, without accrued interest

FORM OF PURCHASED SECURITIES:

Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Closing Date at the office of DTC.

SPECIFIED FUNDS FOR PAYMENT OF PURCHASE PRICE:

Federal (same-day) funds

CLOSING DATE:

9:00 a.m. (New York City time), December 21, 2011

INDENTURE:

Indenture dated as of January 22, 2010, between the Bank and Computershare Trust Company, N.A., as U.S. Trustee, and Computershare Trust Company of Canada, as Canadian Trustee

MATURITY DATE:

December 21, 2026

CUSIP 064159AJ5

INTEREST RATE:

See the final Pricing Supplement in respect of the Purchased Securities filed with the U.S. Securities and Exchange Commission on December 16, 2011 (the “Filed Final Pricing Supplement”) at “Summary—Interest Rate”

INTEREST PAYMENT DATES:

See Filed Final Pricing Supplement at “Summary—Interest Payment Dates”

REDEMPTION PROVISIONS:

See Filed Final Pricing Supplement at “Tax Redemption”.

CALL PROVISIONS:

See Filed Final Pricing Supplement at “Summary—Call Provision”.

SINKING FUND PROVISIONS:

No sinking fund provisions

DEFEASANCE PROVISIONS:

None

CLOSING LOCATION FOR DELIVERY OF PURCHASED SECURITIES:

The Bank of Nova Scotia, New York Agency

One Liberty Plaza

165 Broadway

New York, New York 10006

DOCUMENTS TO BE DELIVERED:

The following documents referred to in the Distribution Agreement shall be delivered as a condition to the Closing:

None

ADDITIONAL CLOSING CONDITIONS:

None

NAMES AND ADDRESSES OF REPRESENTATIVES:

Designated Representatives:

Scotia Capital (USA) Inc.

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Address for Notices, etc.:

One Liberty Plaza

165 Broadway, 25th Floor

New York, New York 10006

OTHER TERMS:

If this Agreement shall be terminated by SCUSA because of any failure or refusal on the part of the Bank to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Bank shall be unable to perform its obligations under this Agreement, the Bank will reimburse SCUSA for all out-of-pocket expenses (including the fees and disbursements of its counsel) reasonably incurred by SCUSA in connection with this Agreement or the offering contemplated hereunder.

CUSIP 064159AJ5

SCHEDULE II TO TERMS AGREEMENT

Terms Agreement between Scotia Capital (USA) Inc. (“SCUSA”) and The Bank of Nova Scotia (the “Bank”) in Respect of Time of Sale Information for the Offering of $5,000,000 4.00% Callable Fixed Rate Senior Notes due December 21, 2026

In connection with the offering of $5,000,000 4.00% Callable Fixed Rate Senior Notes due December 21, 2026 (CUSIP 064159AJ5) of the Bank, SCUSA and the Bank agree as follows:

a.	Time of Sale Information

The preliminary pricing supplements that are to be included in the Time of Sale Information are as follows:

Preliminary Pricing Supplement dated December 2, 2011

< http://www.sec.gov/Archives/edgar/data/9631/000119312511328945/d262952dsuppl.htm >

The Free Writing Prospectuses that are to be included in the Time of Sale Information are as follows:

None

b.	Pricing Information Provided Orally by Scotia Capital (USA) Inc.

The script to be used by SCUSA to confirm sales is as follows:

Not applicable

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